Exhibit 99.1

Grant·Park
FUTURES FUND

Continuous operation since 1989

Multi-advisor commodity pool
sponsored by
Dearborn Capital Management, LLC

Monthly Flash Report
February 28, 2006

▲ Dearborn
Capital Management, LLC

MONTHLY COMMENTARY

The Grant Park Futures Fund sustained losses for the month of February. Positions in the metal, energy and currency sectors experienced the largest setbacks. Losses were also the result of positions in agricultural/soft commodities and interest rate products. Profits came from positions in the stock indices. Base and precious metals prices fell during the month, resulting in losses to long positions in the sector. Lower than expected U.S. industrial production data for January sent prices for copper, zinc and aluminum lower. Gold and silver were weaker as the possibility of further interest rate increases in the U.S. forced precious metal prices lower. Long positions in the crude oil market led to losses in the energy sector after data showed crude inventories to be at a higher level than the same period last year. This was possibly the result of unseasonably warm weather in the Northeastern U.S. Gasoline prices were also lower, causing losses to long positions. Short positions in the currency sector lost ground as the Japanese yen rallied on comments from the Bank of Japan suggesting that the Central Bank might gradually increase short-term interest rates which have hovered near zero percent since 2001, causing the currency to appreciate against the euro, British pound and U.S. dollar. Coffee and sugar prices were lower during the month, resulting in losses for long positions in the soft/agricultural sector. Analysts suggested that the weakness was the result of selling due to investors taking profits. Long positions in the foreign interest rate products reported losses as prices for the Australia Ten and Three-year bonds closed lower. Losses also came from positions in the U.S Thirty-year Treasury bond. Lastly, long positions in stock indices made gains on strength from utility and banking stocks. The German DAX and Spanish IBEX settled higher, benefiting long positions.

February 28, 2006 Statistics*

	Class A Units	Class B Units
Monthly Rate of Return	(3.30%)	(3.37%)
Year-to-Date Return	0.07%	(0.08%)
Net Asset Value	$1,066.285	$943.561

*Subject to receipt of independent verification.

Statistics since inception – Class A Units **
January 1, 1989 through February 28, 2006

Total Fund Assets (A and B):	$298M
12 Month Return:	(0.65%)
36 Month Cumulative Return:	(1.34%)
60 Month Cumulative Return:	29.08%
Compounded Annual ROR:	16.50%
3 Yr. Comp. Ann. ROR:	(0.45%)
5 Yr. Comp. Ann. ROR:	5.24%
10 Yr. Comp. Ann. ROR:	8.44%
Average 12-Month Return:	22.35%
Worst Drawdown (6/89-10/89):	(38.87%)
Worst Drawdown Last 5 Years (2/04-8/04):	(23.65%)
Average 1-Month Gain:	7.42%
Average 1-Month Loss:	(5.08%)
# of Winning Months	111
# of Losing Months:	95

See the glossary at the end of this presentation for definitions relevant to this table.

**Most new investors are expected to invest in Class B Units, which carry an additional 0.96% in fees and expenses.



Grant Park Sector Exposure as of February 28, 2006

METALS 11%
ENERGY 10%
INTEREST RATES 27%
STOCK INDICES 11%
AGS/SOFTS 16%
CURRENCIES 25%

For a list of contracts traded in each market sector, please refer to the end of this presentation.

This pie chart illustrates the estimated average relative weighting assigned to each market sector amongst each of Grant Park's trading advisors assuming current allocations to the trading advisors. This chart does not reflect actual positions held at any time or over any period. Grant Park's trading advisors do not maintain positions in all markets at all times. On any given day, the actual markets traded as well as the absolute and relative commitment in such markets, will vary greatly. Additionally, allocations amongst the trading advisors may vary over time.

HISTORICAL PERFORMANCE**

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	A Unit YTD	B Unit*** YTD
1989	0.97%	(3.29%)	17.34%	(9.51%)	26.07%	(3.31%)	0.70%	(21.72%)	(1.68%)	(18.43%)	5.37%	29.00%	8.61%	7.73%
1990	5.20%	6.32%	22.20%	31.10%	(15.80%)	14.00%	16.03%	22.83%	14.76%	5.49%	2.83%	(2.65%)	197.04%	194.60%
1991	(12.36%)	(13.31%)	1.75%	(6.52%)	(1.90%)	3.93%	(10.99%)	(1.85%)	6.76%	0.12%	(0.21%)	35.80%	(6.77%)	(7.52%)
1992	(15.23%)	(5.32%)	(2.32%)	(4.13%)	(2.34%)	8.33%	16.34%	7.34%	(11.40%)	(0.72%)	2.41%	(5.55%)	(15.50%)	(16.18%)
1993	2.38%	18.13%	1.57%	15.69%	2.30%	(2.34%)	20.56%	0.16%	(3.99%)	(5.39%)	4.57%	13.15%	84.25%	82.76%
1994	(13.74%)	(9.39%)	23.25%	2.31%	14.29%	14.25%	(5.96%)	(6.26%)	2.76%	(7.54%)	15.50%	(0.17%)	24.30%	23.30%
1995	(10.69%)	16.37%	20.67%	10.88%	14.93%	(1.82%)	(14.36%)	(11.29%)	(10.54%)	(5.40%)	2.77%	18.69%	23.04%	22.04%
1996	(1.09%)	(13.59%)	(1.34%)	4.97%	(4.35%)	2.32%	(1.48%)	(2.53%)	3.81%	14.82%	7.80%	(6.99%)	(0.59%)	(1.39%)
1997	6.82%	7.61%	1.06%	(8.45%)	(0.91%)	0.34%	15.73%	(8.17%)	2.92%	(5.18%)	0.81%	6.10%	17.31%	16.37%
1998	1.96%	2.62%	(1.08%)	(7.46%)	3.13%	(0.37%)	(0.30%)	24.62%	6.23%	(4.64%)	(3.21%)	2.09%	22.40%	21.41%
1999	(2.02%)	7.95%	(5.18%)	2.92%	(5.51%)	0.22%	(2.68%)	(1.16%)	1.54%	(8.65%)	2.10%	3.05%	(8.24%)	(8.97%)
2000	(1.12%)	0.69%	(1.70%)	(3.84%)	1.80%	(3.51%)	(1.60%)	4.36%	(2.30%)	0.80%	8.91%	9.00%	10.97%	10.08%
2001	1.86%	0.53%	6.63%	(4.51%)	(0.47%)	(2.66%)	0.12%	2.88%	3.69%	5.30%	(7.80%)	2.14%	7.00%	6.14%
2002	(0.87%)	(5.95%)	2.26%	(3.07%)	5.17%	10.07%	6.63%	1.57%	2.87%	(6.04%)	(2.53%)	5.58%	15.25%	14.32%
2003	2.72%	5.77%	(7.47%)	2.57%	9.68%	(1.26%)	(0.49%)	0.12%**	0.06%	2.45%	(0.98%)	5.93%	20.03%	19.06%***
2004	0.31%	7.25%	(1.47%)	(11.72%)	(4.82%)	(4.55%)	(3.47%)	(0.40%)	0.99%	3.35%	8.37%	(0.96%)	(7.58%)	(8.40%)
2005	(6.04%)	3.34%	(0.59%)	(5.12%)	3.90%	1.81%	(2.03%)	1.89%	(0.11%)	(3.45%)	4.08%	(1.35%)	(3.44%)	(4.25%)
2006	3.41%	(3.37%)*											0.07%*	(0.08%)*

*Subject to receipt of independent verification.

**Actual Class A Unit net monthly returns are reflected from January, 1989 through July, 2003. Actual Class B Unit net monthly returns are reflected from August, 2003 (inception of trading for B Units) forward. Most new investors are expected to invest in Class B Units, which carry an additional 0.96% in fees and expenses over Class A Units.

***From January 1989 through July 2003 Proforma Class B Unit data is reflected in YTD calculations. Actual Class B Unit Performance reflected from 8/1/03.

THE RISKS

- Performance can be volatile and you could lose all or substantially all of your investment in Grant Park Futures Fund.
- No secondary market exists for Grant Park. Additionally, redemptions are limited and may result in early redemption fees.
- Trading in commodity interests is a zero-sum economic activity in which, for every gain, there is an offsetting loss. Grant Park therefore bears the risk that, on every trade, it will incur the loss.
- Commodity futures trading may be illiquid.
- An investment in Grant Park is speculative and leveraged; as a result of this leverage, the velocity of potential losses may accelerate and cause you to incur significant losses.
- Grant Park pays substantial fees and expenses, including fees to its trading advisors, which must be offset by trading profits and interest income.
- Grant Park invests in foreign securities, which are subject to special risks such as currency fluctuations, different financial and regulatory standards, and political instability.
- Grant Park's use of multiple trading advisors may result in Grant Park taking offsetting trading positions, thereby incurring additional expenses with no net change in holdings.
- You will have no right to participate in the management of Grant Park.
- The structure and operation of Grant Park involve several conflicts of interest.

INVESTMENT HIGHLIGHTS

Minimum Investment:
Class B Units: $10,000 Individual/$4,000 ERISA or qualified plans, additional minimum investment $2,000;
Class A Units: New Accounts - $200,000, $15,000 Individual/$4,000 ERISA or qualified plans additional minimum investment. Existing Class A Unit holders and related parties have a minimum investment of $15,000 Individual/$4,000 ERISA or qualified plans.

General Partner:
Dearborn Capital Management, LLC

Portfolio Managers:
Rabar Market Research, EMC Capital Management, Eckhardt Trading Company, Graham Capital Management, Winton Capital Management and Saxon Investment Corporation.

Redemptions:
Units are redeemable monthly with a redemption fee applicable for the first 12 months of investment for Class B Units only. No redemption fee for Class A Units. Please refer to prospectus for Class B redemption fee schedule.

Suitability:
Varies from state to state but at least a minimum of $45,000 annual income and a net worth of $45,000 exclusive of home, auto and furnishings, or $150,000 net worth. Check prospectus for individual state suitability. No investor should invest more than 10% of his or her net worth. Please check with your Firm's Administrative Department as firm requirements may also vary.

GLOSSARY

The following glossary may assist prospective investors in understanding certain terms used in this presentation; please refer to Appendix E in the prospectus for a more complete glossary of additional terms relevant to this offering:

Average 12-Month Return: The average (arithmetic mean) return of all rolling 12-month periods over the investment track record. This is calculated by summing all 12-month period returns and then dividing by the number of 12-month periods. This simple average does not take into account the compounding effect of investment returns.

Compounded Annual Rate of Return (ROR): This is the geometric 12-month mean that assumes the same rate of return for each 12-month period to arrive at the equivalent compound growth rate reflected in the actual return data.

Drawdown: A drawdown is any losing period during an investment's performance history. It is defined as the percent retrenchment from an equity peak to an equity valley. Maximum drawdown is simply the largest percentage drawdown that has occurred during the specified time frame. Grant Park's drawdowns are computed based on month-end equity values.

Net Asset Value per Unit: This is the total net asset value of a class of units divided by the aggregate number of units of such class outstanding as of the date noted.

NOTES

Market Sectors: Market Sectors represented in the pie chart on page 2 of this brochure include over 80 individual markets traded in over 13 countries. Some of these markets are noted below:

Interest Rates
US Bonds & Notes
European Bonds
Pacific Rim Bonds

Energy
Crude Oil
Heating Oil
Natural Gas
Unleaded Gas

Metals
Gold
Silver
Nickel
Copper
Aluminum

Currencies
US Dollar
Euro
British Pound
Yen
Australian Dollar
Mexican Peso

Stock Indices
US
European
Pacific Rim

Agriculturals/Softs
Grains
Meats
Cotton
Coffee
Sugar
Orange Juice
Cocoa



Dearborn
Capital Management, LLC

555 West Jackson, Suite 600
Chicago, IL 60661
312.756.4450 Phone
312.756.4452 Fax
800.217.7955 Toll-Free
funds@dearborncapital.com
www.dearborncapital.com